18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngolE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488



ANGLO IRISH BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N. W.,
Washington D.C. 20549,
U.S.A.


BEST AVAILABLE COPY


SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2006
WASH, D.C.
213
SECTION

12 June 2006

BD/ FH

Re: Anglo Irish Bank Corporation Plc File No. (82-3791)
12g3-2 (b) Exemption

SUPPL

Dear Sirs,

Please find enclosed information and/ or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

p.p. Frances Harahan
Bernard Daly

PROCESSED
JUN 2 2 2006
THOMSON FINANCIAL

Encls

dlw 6/21

COMPANIES REGISTRATION OFFICE



DATE FILED	DESCRIPTION OF DOCUMENT
06 Mar 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 166,400 new ordinary shares
22 Mar 2006	Statutory form B10 – Resignation of Patricia Jamal – 21 March 2006
03 Apr 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 150,000 new ordinary shares
05 Apr 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 1,475,000 new ordinary shares
12 Apr 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 3,622 new ordinary shares
12 Apr 2006	Statutory Form B1u – Annual Returns
24 Apr 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 3,622 new ordinary shares
09 May 2006	Statutory Form B10 – Appointment of Director Anne Heraty – Dated 27 April 2006
23 May 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 1,175,800 new ordinary shares
23 May 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 22,346 new ordinary shares
23 May 2006	Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 43,200 new ordinary shares

23 May 2006

Statutory Form B5 – Return of Allotments/ Companies Capital Duty – 100,000 new ordinary shares



STOCK EXCHANGE

DATE	ANNOUNCEMENT
21 Mar 2006	Announcement of Retirement of Director
23 Mar 2006	Dealing by Director and Person Discharging Managerial Responsibilities
28 Mar 2006	Transition to IFRS
21 Apr 2006	Notice of Results
27 Apr 2006	Official List Notice
27 Apr 2006	Announcement of a new Director appointment
27 Apr 2006	Block listing Six Monthly Return
10 May 2006	Interim Results
12 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
12 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
12 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
12 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
12 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
12 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
15 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
17 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility

22 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
22 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
22 May 2006	Dealing by Director and Persons Discharging Managerial Responsibility
25 May 2006	Dividend Declaration
09 June 2006	Document Availability – Scrip Dividend Election Offer Form

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Companies Acts 1963 to 2005

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 30 March 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Ms Helen Cahill 6 Ashfield Road Ranelagh Dublin 6	Ordinary 0.16	150,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 02 March 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Ms Helen Cahill 6 Ashfield Road Ranelagh Dublin 6	Ordinary 0.16	166,400

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
166,400	Ordinary	€0.16	€1.18	€196,352.00

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €196,352.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 ...panies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 02 March 2006

Name *Block letters please* Bernard Daly



Presenter:
ANGLO IRISH BANK CORPORATION PUBLI
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4605772
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY


SEC MAIL PROCESSING
RECEIVED
JUN 19 2006
WASH. D.C.
213
SECTION

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Bernard Daly

B Daly 21/03/2006

Signature Date

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments: Nil

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 21 March 2006

Company details

Company number 22045

Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event Termination of relationship

Type of relationship Director

Particulars of director / secretary (1)

1 Termination of relationship Director

Type of entity Individual resident abroad

Individual details

Surname Jamal

Forename Patricia

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature Signature as Secretary

Type of entity Irish resident individual

Individual details

Surname Daly

Forename Bernard

Particulars of the presenter

Reference

Reference Number	BD/CJ/AH

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	ailbhehorgan@angloirishbank.ie
Telephone number	(01) 6162561
Fax number	(01) 6162456

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
150,000	Ordinary	€0.16	€4.675	€701,250.00

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €701,250.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 ...panies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ______

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☑ Company Secretary

Signature [signature]

Date 31 March 2006

Name *Block letters please* **Bernard Daly**

the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 29 March 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr John Rowan 37 The Avenue Richmond TW9 2AL	Ordinary 0.16	1,475,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,000,000	Ordinary	€0.16	€6.30	€6,300,000
475,000	Ordinary	€0.16	€1.18	€560,500

Denomination

Conversion Rate, If any

Total value of consideration: €6,860,500

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 [Com]panies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☒ Company Secretary

Signature [signature]

Date 31 March 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts, 1963 to 2001

B5
Euro

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company number 2 2 0 4 5

Company name *in full*
Anglo Irish Bank Corporation Public Limited Company Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

Date of allotment(s) *notes one and two*
made on 12.04.06
or made from ______ to ______

A

Allottees — These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Mr Andrew Shoom-Kirsch	Ordinary 0.16	3622
9 Walmsley Boulevard,		
Toronto		
Ontario		
Canada		
M4V 1X5		

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's green, Dublin 2

Telephone Number
616 2506

Reference
BD/CJ/FH

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash [✓] Complete Section C	Non-Cash [ ] Complete Section D	Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116 (i) Stamp Duties Consolidation Act, 1999) [ ]

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3622	Ordinary	€0.16	€3.2677	€11835.76

Denomination EURO

Conversion rate, if any

Total value of consideration € 11,835.76

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Note Three
Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act, 1963.

Full details of consideration

Shares alloted under the Bank's SAYE scheme

Denomination

Conversion rate, if any

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the particulars contained in this form are correct

[ ] Director [✓] Company secretary

Signature BDaly

Date 12.04.06

Name *Block letters please* Bernard Daly

ANGLO IRISH BANK

STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2, IRELAND.

€

93-11-36

Date 12.04.2006

euro euro euro

PAY Companies Registration Office

Fifteen Euro Only

€ 15.00

& CO.

For and on behalf of
ANGLO IRISH BANK CORPORATION PLC

Authorised Signatory

Authorised Signatory

CLEARING AGENTS, ALLIED IRISH BANKS PLC
AIB BANK, 37/38 O'CONNELL STREET, DUBLIN 1.

IRELAND

⑈921120⑈ 93⑉1136⑆ 13732170⑈ 09


COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ
RECEIVED
JUN 19 2006
WASH, D.C.
213
FILED 12/04/06.

CRO receipt date stamp

Companies Acts 1963 to 2001

B1u

Group accounts

Section 17 Companies (Amendment) Act 1986, as amended by Regulation 45 European Communities (Companies: Group Accounts) Regulations 1992 and section 65 Company Law Enforcement Act 2001 Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

This form must be completed when a number of annual returns for companies, which are parent or subsidiary undertakings of the same group, are being filed together with only one set of the consolidated group accounts

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Parent company's name *note one*: Anglo Irish Bank Corporation plc — Limited

Country of incorporation: Ireland

Company number: 2 2 0 4 5

If an Irish-registered company, is the parent company's annual return being filed now ☐ Yes ☑ No *note two*

Returns made up to *note three*: Day 2 8 Month 0 3 Year 2 0 0 6

Group accounts are annexed for financial year *note four*: **From** Day 0 1 Month 1 0 Year 2 0 0 4 **To** Day 3 0 Month 0 9 Year 2 0 0 5

Subsidiary undertakings *note five*: **Number of annual returns being filed including parent company if attached** 11

Company number: 1 0 4 9 2 3

Subsidiary undertaking's name *in full*: Anglo Irish Asset Management Limited — Limited

Company number: 7 9 9 1 4

Subsidiary undertaking's name *in full*: Anglo Irish Corporate Bank Limited — Limited

Presenter details

Name	Company Secretarial Department	
Address	Anglo Irish Bank Corporation plc	
	Stephen Court, 18/21 St Stephens Green, Dublin 2	
DX number		DX exchange
Telephone number	01 6162506	Fax number 01 6162456
Email		Reference number BD/CJ/AH

Subsidiary undertakings *contd*

note five

Company number	Subsidiary undertaking's name *in full*
336075	Anglo Irish Assurance Company Limited
138992	Anglo Irish Financial Services Limited
167368	Anglo Irish International Financial Services Limited
13234	Ansbacher Bankers Limited
22768	Buyway Group Limited
17042	IBOC Limited
11452	Irish Buyway Limited
226888	Knightsdale Limited
176619	Pagnol Limited

Copy of Guarantee

The following guarantee is in force in respect of all the of the companies listed herein:

BY THIS GUARANTEE

Anglo Irish Bank Corporation plc being a Company formed and registered under the laws of the Republic of Ireland, being a member state of the European community and the parent company of the subsidiaries listed herein , within the meaning of Section 155 Companies Act, 1963, ("the Principal Act") hereby irrevocably guarantees, for the purpose of Section 17 (1)(d) Companies (Amendment) Act, 1986, all liabilities and losses of the Subsidiaries which have arisen or are likely to arise in respect of the financial year of the Subsidiary ending on 30 September, 2005 ("the Relevant Financial Year") including those liabilities and losses which only become apparent between the balance sheet date and the date on which the accounts of the subsidiary in respect of the Relevant Financial Year are signed in pursuance of section 156 of the Principal Act.

This guarantee shall be governed by and construed in all respects in accordance with the laws of the Republic of Ireland.

Copy of Notice

The following notice has been sent to all of the shareholders of the companies listed herein

Dear Shareholder,
We hereby give notice pursuant to Section 17 (1)(d) of the Act, that for the purpose of enabling this Company to avail of the exemption from filing its accounts with the Registrar of Companies, as provided by Section 17 (1) (a) of the Act, Anglo Irish Bank Corporation plc, the parent company of the subsidiary, has issued an irrevocable guarantee of the liabilities and losses of the company pursuant to the provisions of Section 17 (1)(d) of the Act in respect of the financial year ending 30th September, 2005.

Yours faithfully,
Bernard Daly
Group Company Secretary

It is herby declared that the subsidiary undertakings listed herein have availed of the exemption under section 17 (section 17(1)(d)).

It is herby declared that all the shareholders of the subsidiary undertakings listed herein have declared their consent to the exemption in accordance with the requirements of section 17 (1)(a) of the Companies Amendment Act 1986.

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B1u.

Signature [signature]

Name *in block letters or typescript*: Bernard Daly

☐ Director ☑ Secretary *note six*

Date

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 19th April 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
JONATHAN (JPM) NORBURY 26 WARRINTER GARDENS LONDON SW11 4EB	Ordinary 0.16	3622

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2043

Reference BD/CJ/AH/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
3622	Ordinary	€0.16	3.2721	€11,851.47

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €11,851.47

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 24 April 2006

Name *Block letters please* Bernard Daly

FILED 9/05/2006.

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561



B10 Submission id: 4649515
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1


SEC MAIL
PROCESSING
RECEIVED
JUN 1 9 2006
WASH, D.C.
213
SECTION

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Bernard Daly

Signature: B Daly   Date: 9/05/2006

Please ensure that the consent page is signed and attached to this signature page.

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments: 1

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4649515
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Consent Page

I hereby consent to act for: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

as (please tick):

[✓] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[ ] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature of Anne Heraty — 8.5.06.
Date


COMPANIES REGISTRATION OFFICE

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 27 April 2006

Company details

Company number 22045

Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event Commencement of relationship

Type of relationship Director

Particulars of director / secretary (1)

1 Commencement of relationship Director

Type of entity Irish resident individual

Individual details

Surname	Heraty
Forename	Anne
Nationality	IRELAND
Date of birth	24 April 1960
Business occupation	Director
Address	2, Highfield Road Rathgar Dublin 6
Option selected	Attached a list of other directorships to the Verification Document

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature Signature as Secretary

Type of entity Irish resident individual

Individual details

Surname Daly

Forename Bernard

Particulars of the presenter

Reference

Reference Number	BD/CJ/AH

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	ailbhehorgan@angloirishbank.ie
Telephone number	(01) 6162561
Fax number	(01) 6162456

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

ANNIE HERATY

LIST OF DIRECTORSHIPS

Current Directorships	Incorporated	Registration Number
Name of Company		
Bord Na Mona Plc	Ireland	297717
Forás	Ireland	
The University of Maynooth	Ireland	
CPL Resources plc	Ireland	287278
Medical Recruitment Specialists Limited	Ireland	327484
CPL Solutions Limited	Ireland	241247
Careers Register Limited	Ireland	243339
Tech Skills Resources Limited	Ireland	287179
Computer Placement Limited	Ireland	156852
Multiflex Limited	Ireland	30380
Broadreach Consultancy Services Limited	Ireland	398644
Occipital Limited	Ireland	400182

Past Directorships

Name of Company	Incorporated	Registration Number
Team Educational Theatre Limited	Ireland	57487
The Irish Brain Research Foundation	Ireland	113284

ANNE HERATY

LIST OF DIRECTORSHIPS

Current Directorships	Incorporated	Registration Number
Name of Company		
Anglo Irish Bank Corporation plc	Ireland	22045
Bord Na Mona Plc	Ireland	297717
CPL Resources plc	Ireland	287278
Medical Recruitment Specialists Limited	Ireland	327484
CPL Solutions Limited	Ireland	241247
Careers Register Limited	Ireland	243339
Tech Skills Resources Limited	Ireland	287179
Computer Placement Limited	Ireland	156852
Multiflex Limited	Ireland	30380
Broadreach Consultancy Services Limited	Ireland	398644
Occipital Limited	Ireland	400182
Forás	Semi-State Body	
The University of Maynooth	University	

Past Directorships		
Team Educational Theatre Limited	Ireland	57487
The Irish Brain Research Foundation	Ireland	113284

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Companies Acts 1963 to 2005

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 11 May 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Tommy Walsh 68 Shanid Road, Harolds Cross, Dublin 6w	Ordinary €0.16	18,000
Mr Ian Duffy, 5 Palmerstown Villas, Rathmines, Dublin 6	Ordinary €0.16	100,000
Mr William McAteer, 4 Auburn Villas, Rathgar, Dublin 6.	Ordinary €0.16	475,000
Mr Peter Butler, Fortrose, St Vincent Road, Greystones, Co Wicklow	Ordinary €0.16	208,100
Mr Pat Whelan, 24 Abington, Malahide, Co Dublin	Ordinary €0.16	124,900
Mr Declan Quilligan, 22 Clonfadda Wood, Mount Merrion Ave, Blackrock, co Dublin	Ordinary €0.16	124,900
Mr David Drumm, 20 Abington, Malahide, Co Dublin	Ordinary €0.16	124,900

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference BD/CJ/AH/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
18,000	Ordinary	€0.16	€1.17	€21,060.00
100,000	Ordinary	€0.16	€3.105	€310,500.00
475,000	Ordinary	€0.16	€1.18	€560,500.00
208,100	Ordinary	€0.16	€1.18	€245,558.00
124,900	Ordinary	€0.16	€1.18	€147,382.00
124,900	Ordinary	€0.16	€1.18	€147,382.00
124,900	Ordinary	€0.16	€1.18	€147,382.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €1,579,764.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch Revenue Commissioners at the same time as form B5 is filed with Capital Duty Branch Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s 58

Companies Act 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 17 May 2006

Name *Block letters please* **Bernard Daly**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 17 May 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Cormac Aherne Woodlands Avenue Halfways House Co Waterford	Ordinary 0.16	22,346

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
22,346	Ordinary	€0.16	€0.89625	€20,027.60

Denomination Conversion Rate, If any ____________

Total value of consideration: €20,027.60

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Registrar of Companies pursuant to s 58 Companies Act 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 22 May 2006

Name *Block letters please* **Bernard Daly**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 18 May 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Victor Swanton Auckland Cottage Hopgarden Lane Sevenoaks Kent TN13 1PU	Ordinary 0.16	43,200

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
43,200	Ordinary	€0.16	€1.18	€50,976.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €50,976.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners at the same time as form B5 is filed with Capital Duty Branch Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s.58

Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 22 May 2006

Name *Block letters please* **Bernard Daly**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 19 May 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Brian Murphy 17 The Oaks Carrickmines Woods Brennanstown Road Dublin 18	Ordinary 0.16	100,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH/FH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
100,000	Ordinary	€0.16	€3.105	€310,500.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €310,500.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*: ____________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 22 May 2006

Name *Block letters please* **Bernard Daly**


ANGLO
IRISH
BANK


SEC MAIL PROCESSING
RECEIVED
JUN 19 2006
WASH, D.C.
213
SECTION

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Directorate Change

RNS Number:1252A
Anglo Irish Bank Corp PLC
21 March 2006

ANGLO IRISH BANK CORPORATION PLC

Ms Patricia Jamal has today retired as a Director of Anglo Irish Bank Corporation plc.

The Bank wishes to acknowledge the invaluable contribution which Ms Jamal
has made since she was appointed a Non-Executive Director in January 2003.

21 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOAILFIFVIILFIR_SN_RNS1252A_SU_RNSTEST_XX_120112.8622_RZ__RT_R.xRoute
.001
~


ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Holding(s) in Company

RNS Number:3076A
Anglo Irish Bank Corp PLC
23 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company 2. Name of
shareholder with a major interest

Anglo Irish Bank Corporation plc UBS AG

3. Please state whether notification indicates 4. Name of the
registered holder(s) and, if more
that it is regarding the holding of the than one
holder, the number of shares held by
shareholder named in 2 above; in respect of a each of them
non-beneficial interest; or in the case of an
individual holder if it is a holding of that
person's spouse or children under the age of
18

UBS AG, acting through its business group and UBS AG,
acting through its business group and
legal entities. legal
entities.

5. Number of shares/ 6. Percentage of issued 7. Number of
shares/amount 8. Percentage of issued
amount of stock class (any treasury of stock
disposed class (any treasury
acquired shares held
by shares held by
company should
not company should not be

into be taken taken into account

when account when calculating

calculating percentage)

percentage)

N/A

N/A

N/A N/A

9. Class of security 10. Date of transaction 11. Date listed company

informed

22 March 2006

Ordinary Euro0.16 Not Stated

12. Total holding following this notification 13. Total percentage holding of issued class

following

this notification (any treasury

shares

held by the listed company should not be

taken into

account when calculating percentage)

UBS AG (acting through its business group and legal entities) have advised us that it no longer has a notifiable interest in the ordinary shares of Anglo Irish Bank

N/A

14. Any additional information 15. Name of contact and telephone number for queries

Bernard Daly

+353 1 616 2506

16. Name and signature of duly authorised officer of the

listed company responsible for making this notification

Bernard Daly

Date of notification 23 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLMGGZFVFMGVZM

Close window




SEC MAIL PROCESSING
RECEIVED
JUN 19 2006
WASH, D.C.
213
SECTION

Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Transition to IFRS

RNS Number:4926A
Anglo Irish Bank Corp PLC
28 March 2006

Reconciliation of consolidated preliminary balance sheet — Appendix 3

As at 1 October 2004

	Irish GAAP 30 September 2004	Assurance business reclassification (a)	Securitisation (b)	Joint ventures (c)	Software (d)	Taxation reclassification (e)	Goodwill (f)	Dividends (g)	Share-based payment (h)	Employee benefits (i)	Investment property (j)	IFRS 1 October 2004
	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom
Assets												
Cash and balances with central banks	363	-	-	-	-	-	-	-	-	-	-	363
Loans and advances to banks	5,848	164	-	-	-	-	-	-	-	-	-	6,012

Loans and advances to customers	23,724	(361)	666	-	-	-	-	-	-	-	-	24,029
Securitised assets (net)	31	-	(31)	-	-	-	-	-	-	-	-	-
Debt securities	2,534	35	-	-	-	-	-	-	-	-	-	2,569
Equity shares	26	135	-	(12)	-	-	-	-	-	-	-	149
Interests in joint ventures	-	-	-	12	-	-	-	-	-	-	-	12
Intangible assets - software	-	-	-	-	17	-	-	-	-	-	-	17
Intangible assets - goodwill	69	-	-	-	-	-	(2)	-	-	-	-	67
Investment property												
- held on own account	-	-	-	-	-	-	-	-	-	-	25	25
- held in respect of linked liabilities to customers	-	599	-	-	-	-	-	-	-	-	-	599
Property, plant and equipment	59	-	-	-	(12)	-	-	-	-	-	(25)	22
Retirement benefit assets	-	-	-	-	-	-	-	-	-	4	-	4
Deferred taxation	-	-	-	-	(1)	35	-	-	-	4	-	38
Other assets	578	-	-	-	-	(35)	-	-	-	-	-	543

Prepayments and accrued income	440	-	-	-	-	-	-	-	-	(37)	-	403
Life assurance assets attributable to policyholders	668	(668)	-	-	-	-	-	-	-	-	-	-
Total assets	34,340	(96)	635	-	4	-	(2)	-	-	(29)	-	34,852
Liabilities												
Deposits from banks	2,606	15	-	-	-	-	-	-	-	-	-	2,621
Customer accounts	19,546	(64)	-	-	-	-	-	-	-	-	-	19,482
Debt securities in issue	6,945	-	635	-	-	-	-	-	-	-	-	7,580
Liabilities to customers under investment contracts	-	668	-	-	-	-	-	-	-	-	-	668
Current taxation	-	-	-	-	-	49	-	-	-	-	-	49
Proposed ordinary dividends	50	-	-	-	-	-	-	(50)	-	-	-	-
Other liabilities	256	-	-	-	-	(49)	-	-	-	-	-	207
Accruals and deferred income	392	(1)	-	-	-	-	-	-	-	(2)	-	389
Retirement benefit liabilities	-	-	-	-	-	-	-	-	-	4	-	4
Provisions for liabilities and charges	5	-	-	-	-	-	-	-	-	(5)	-	-

Subordinated liabilities and other capital instruments	1,133	-	-	-	-	-	-	-	-	-	-	1,133
Perpetual capital securities	656	-	-	-	-	-	-	-	-	-	-	656
Life assurance liabilities attributable to policyholders	668	(668)	-	-	-	-	-	-	-	-	-	-
Total liabilities	32,257	(50)	635	-	-	-	-	(50)	-	(3)	-	32,789
Share capital	107	-	-	-	-	-	-	-	-	-	-	107
Share premium	158	-	-	-	-	-	-	-	-	-	-	158
Other reserves	1	-	-	-	-	-	-	-	4	-	-	5
Retained profits	974	(5)	-	-	4	-	(2)	50	(4)	(26)	-	991
Shareholders' funds including non-equity interests	1,240	(5)	-	-	4	-	(2)	50	-	(26)	-	1,261
Equity and non-equity minority interests	843	(41)	-	-	-	-	-	-	-	-	-	802
Total equity, minority interests and liabilities	34,340	(96)	635	-	4	-	(2)	-	-	(29)	-	34,852

Reconciliation of consolidated preliminary income statement

Appendix 4

Year ended 30 September 2005

	Irish GAAP	Securitisation (b)	Joint ventures (c)	Software (d)	Goodwill (f)	Share based payments (h)	Employee benefits (i)	Foreign exchange (k)	IFRS
	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom
Interest and similar income	2,077	34	–	–	–	–	–	(17)	2,094
Interest expense and similar charges	(1,357)	(30)	–	–	–	–	–	16	(1,371)
Net interest income	720	4	–	– –	– –	– –	– –	(1)	723
Fees and commissions income	241	1	–	–	–	–	–	(1)	241
Fees and commissions expense	(22)	(2)	–	–	–	–	–	–	(24)
Dealing profits	16	–	–	–	–	–	–	–	16
Other operating income	22	(3)	(3)	–	–	–	–	–	16
Other income	257	(4)	(3)	–	–	–	–	(1)	249
Total operating income	977	–	(3)	–	–	–	–	(2)	972
Administrative expenses	(247)	–	–	5	–	(8)	(3)	1	(252)
Depreciation of property, plant and equipment	(11)	–	–	5	–	–	–	–	(6)
Amortisation of intangible assets and goodwill	(4)	–	–	(7)	4	–	–	–	(7)
Total operating expenses	(262)	–	– –	3	4	(8)	(3)	1	(265)
Operating profit before provisions	715	–	(3)	3	4	(8)	(3)	(1)	707
Impairment loss on loans and advances	(30)	–	–	–	–	–	–	–	(30)
Operating profit	685	–	(3)						

3 4 (8) (3) (1) 677

Share of results of joint ventures - - 3 -
- - - - 3

Group profit before taxation 685 - -
3 4 (8) (3) (1) 680

Taxation (140) - - -
- - - - (140)

Group profit after taxation 545 - -
3 4 (8) (3) (1) 540

Profit attributable to minority (46) - - -
- - - 1 (45)
interests

Preference dividends (8) - - -
- - - - (8)

Profit attributable to ordinary 491 - -
3 4 (8) (3) - 487
shareholders

Basic earnings per euro0.16 ordinary
73.2c 72.7c
share

Reconciliation of consolidated preliminary balance
sheet Appendix 4

As at 30 September 2005

Irish GAAP Assur- Secur- Joint Soft- Taxation
Good- Divid- Share- Employee Invest- IFRS

30 September ance itis- ventures ware reclassi-
will ends based bene- ment 30
2005 busi- ation
fication payments fits prop-September

ness
erty 2005

(a) (b) (c) (d)
(e) (f) (g) (h) (i) (j)
Eurom Eurom Eurom Eurom
Eurom Eurom Eurom Eurom Eurom Eurom Eurom
Eurom

Assets

Cash and 567 - - - - - -
- - - - 567
balances with
central banks

Loans and advances to banks	6,25[illegible]	145	-	-				-	-	-	-	6,398
Loans and advances to customers	34,099	(821)	322	-	-	-	-	-	-	-	-	33,600
Securitised assets (net)	15	-	(15)	-	-	-	-	-	-	-	-	-
Debt securities	4,933	95	-	-	-	-	-	-	-	-	-	5,028
Equity shares	47	179	-	(23)	-	-	-	-	-	-	-	203
Interests in joint ventures	-	-	-	23	-	-	-	-	-	-	-	23
Intangible assets - software	-	-	-	-	22	-	-	-	-	-	-	22
Intangible assets - goodwill	65	-	-	-	-	-	2	-	-	-	-	67
Investment property - held on own account	-	-	-	-	-	-	-	-	-	-	37	37
- held in respect of linked liabilities to customers	-	1,219	-	-	-	-	-	-	-	-	-	1,219
Property, plant and equipment	89	-	-	-	(14)	-	-	-	-	-	(40)	35
Retirement benefit assets	-	-	-	-	-	-	-	-	-	9	-	9
Deferred taxation	-	-	-	-	(1)	38	-	-	-	6	-	43

Other assets	777	-	-	-	-	(38)	-	-	-	-	-	739
Prepayments and accrued income	475	-	-	-	-	-	-	-	-	(61)	-	414
Life assurance assets attributable to policyholders	944	(944)	-	-	-	-	-	-	-	-	-	-
Total assets	48,264	(127)	307	-	7	-	2	-	-	(46)	(3)	48,404
Liabilities												
Deposits from banks	7,151	15	-	-	-	-	-	-	-	-	-	7,166
Customer accounts	25,160	(96)	-	-	-	-	-	-	-	-	-	25,064
Debt securities in issue	9,405	-	307	-	-	-	-	-	-	-	-	9,712
Liabilities to customers under investment contracts	-	944	-	-	-	-	-	-	-	-	-	944
Current taxation	-	-	-	-	-	57	-	-	-	-	-	57
Proposed ordinary dividends	61	-	-	-	-	-	-	(61)	-	-	-	-
Other liabilities	433	-	-	-	-	(57)	-	-	-	-	-	376
Accruals and deferred income	457	3	-	-	-	-	-	-	-	(3)	-	457
Retirement benefit liabilities	-	-	-	-	-	-	-	-	-	4	-	4
Provisions for	5	-	-	-	-	-	-	-	-	(5)	-	-

liabilities and charges												
Subordinated liabilities and other capital instruments	1,182	-	-	-	-	-	-	-	-	-	-	1,182
Perpetual capital securities	661	-	-	-	-	-	-	-	-	-	-	661
Life assurance liabilities attributable to policyholders	944	(944)	-	-	-	-	-	-	-	-	-	-
Total liabilities	45,459	(78)	307	-	-	-	-	(61)	-	(4)	-	45,623
Share capital	109	-	-	-	-	-	-	-	-	-	-	109
Share premium	600	-	-	-	-	-	-	-	-	-	-	600
Other reserves	2	-	-	-	-	-	-	-	12	-	(2)	12
Retained profits	1,401	(10)	-	-	7	-	2	61	(12)	(42)	-	1,407
Shareholders' funds including non-equity interests	2,112	(10)	-	-	7	-	2	61	-	(42)	(2)	2,128
Equity and non-equity minority interests	693	(39)	-	-	-	-	-	-	-	-	(1)	653
Total equity, minority interests and liabilities	48,264	(127)	307	-	7	-	2	-	-	(46)	(3)	48,404

Reconciliation of consolidated preliminary balance sheet

(Including IAS 32 and IAS 39)

Appendix 5

As at 1 October 2005

	IFRS 30 September 2005	Arrangement Fees fees (l)	Loan impairment (m)	Financial instruments reclassification (n)	Derivatives and hedging (o)	Netting (p)	Finance leases (q)	Debt/equity reclassification (r)	IFRS 1 October 2005
	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom
Assets									
Cash and balances with central banks	567	-	-	-	-	-	-	-	567
Financial assets at fair value through profit or loss:									
- held on own account	-	-	-	12	-	-	-	-	12
- held in respect of linked liabilities to customers	-	-	-	274	-	-	-	-	274
Derivative financial instruments	-	-	-	-	1,443	184	-	-	1,627
Loans and advances to banks	6,398	-	-	-	-	-	-	-	6,398
Available-for-sale financial assets	-	-	-	4,976	-	-	-	-	4,976
Loans and advances to customers	33,600	(93)	123	-	(2)	-	(3)	-	33,625
Debt securities	5,028	-	-	(5,028)	-	-	-	-	-
Equity shares	203	-	-	(203)	-	-	-	-	-
Interests in joint ventures	23	-	-	-	-	-	-	-	23
Intangible assets - software	22	-	-	-	-	-	-	-	22
Intangible assets - goodwill	67	-	-	-	-	-	-	-	67

Investment property

- held on own account 37 - -
 - - - - - 37

- held in respect of linked liabilities 1,219 - -
 - - - - - 1,219
 to customers

Property, plant and equipment 35 - -
 - - - - - 35

Retirement benefit assets 9 - -
 - - - - - 9

Deferred taxation 43 9 (33)
(4) 2 - - - 17

Other assets 739 - -
 - (371) - - - 368

Prepayments and accrued income 414 - -
 - (122) - - - 292

Total assets 48,404 (84)
90 27 950 184 (3) - 49,568

Reconciliation of consolidated preliminary balance sheet
(Including IAS 32 and IAS 39)

Appendix 5

As at 1 October 2005

IFRS Arrange- Loan
Financial Derivat- Netting Finance Debt/ IFRS
30 Sept- ment impair-
instru- ives leases equity 1 October
ember Fees ment
ments and reclass- 2005
2005 fees
reclass- hedging ification
ification
(l) (m)
(n) (o) (p) (q) (r)
Eurom Eurom
Eurom Eurom Eurom Eurom Eurom Eurom Eurom

Liabilities

Deposits from banks 7,166 - - -
 - - - - 7,166

Customer accounts 25,064 - - -
 (11) - - - 25,053

Debt securities in issue	9,712	-	-	-	8	-	-	-	9,720
Derivative financial instruments	-	-	-	-	1,395	184	-	-	1,579
Liabilities to customers under investment contracts	944	-	-	-	(29)	-	-	-	915
Current taxation	57	-	-	-	-	-	-	-	57
Other liabilities	376	-	-	-	(352)	-	-	-	24
Accruals and deferred income	457	(47)	-	-	(49)	-	-	-	361
Retirement benefit liabilities	4	-	-	-	-	-	-	-	4
Subordinated liabilities and other capital instruments	1,182	-	-	-	4	-	-	1,746	2,932
Perpetual capital securities	661	-	-	-	-	-	-	(661)	-
Total liabilities	45,623	(47)	-	-	966	184	-	1,085	47,811
Share capital	109	-	-	-	-	-	-	-	109
Share premium	600	-	-	-	-	-	-	(431)	169
Other reserves	12	-	-	26	19	-	-	-	57
Retained profits	1,407	(37)	90	1	(35)	-	(3)	(3)	1,420
Shareholders' funds including non-equity interests	2,128	(37)	90	27	(16)	-	(3)	(434)	1,755
Equity and non-equity minority interests	653	-	-	-	-	-	-	(651)	2
Total equity, minority interests and	48,404	(84)	90	27	950	184	(3)	-	49,568

Reconciliation of consolidated preliminary income statement (unaudited)

Appendix 6

Half year ended 31 March 2005

	Irish GAAP	Securitisation (b)	Joint ventures (c)	Software (d)	Goodwill (f)	Share-based payments (h)	Employee benefits (i)	Foreign exchange (k)	IFRS
	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom	Eurom
Interest and similar income	946	21	-	-	-	-	-	(4)	963
Interest expense and similar charges	(622)	(18)	-	-	-	-	-	4	(636)
Net interest income	324	3	-	-	-	-	-	-	327
Fees and commissions income	111	-	-	-	-	-	-	-	111
Fees and commissions expense	(9)	(1)	-	-	-	-	-	-	(10)
Dealing profits	8	-	-	-	-	-	-	-	8
Other operating income	8	(2)	-	-	-	-	-	-	6
Other income	118	(3)	-	-	-	-	-	-	115
Total operating income	442	-	-	-	-	-	-	-	442
Administrative expenses	(112)	-	-	2	-	(4)	(1)	-	(115)
Depreciation of property, plant and equipment	(5)	-	-	2	-	-	-	-	(3)
Amortisation of intangible assets and goodwill	(2)	-	-	(3)	2	-	-	-	(3)
Total operating expenses	(119)	-	-	1	2	(4)	(1)	-	(121)
Operating profit before provisions	323	-	-	1	2	(4)	(1)	-	321
Impairment loss on loans and advances	(15)	-		-	-	-	-	-	(15)

Operating profit 308 - -
1 2 (4) (1) - 306

Share of results of joint ventures - - -
- - - - - -

Group profit before taxation 308 - -
1 2 (4) (1) - 306

Taxation (62) - -
- - - - - (62)

Group profit after taxation 246 - -
1 2 (4) (1) - 244

Profit attributable to minority interests (23) - -
- - - - - (23)

Preference dividends - - -
- - - - - -

Profit attributable to ordinary shareholders 223 - -
1 2 (4) (1) - 221

Basic earnings per euro0.16 ordinary share
33.4c 33.1c

Reconciliation of consolidated preliminary balance sheet
(unaudited) Appendix 6

As at 31 March 2005

Irish GAAP Assur- Secur- Joint Soft Taxation
Good- Divid- Share- Employee Invest- IFRS
31 March ance itis- ventures ware reclassi-
will ends based bene- ment 31
2005 busi- ation
fication payment fits prop- March

ness
erty 2005

reclass-

ification
(a) (b) (c) (d) (e)
(f) (g) (h) (i) (j)

Eurom Eurom Eurom Eurom
Eurom Eurom Eurom Eurom Eurom Eurom
Eurom Eurom

Assets

Cash and 539 - - - - - -
- - - - 539

balances with central banks												
Loans and advances to banks	5,362	161	-	-	-	-	-	-	-	-	-	5,523
Loans and advances to customers	28,251	(623)	422	-	-	-	-	-	-	-	-	28,050
Securitised assets (net)	15	-	(15)	-	-	-		-	-	-	-	-
Debt securities	3,963	28	-	-	-	-	-	-	-	-	-	3,991
Equity shares	33	149	-	(17)	-	-	-	-	-	-	-	165
Interests in joint ventures	-	-	-	17	-	-	-	-	-	-	-	17
Intangible assets - software	-	-	-	-	20	-	-	-	-	-	-	20
Intangible assets - goodwill	67	-	-	-	-	-	-	-	-	-	-	67
Investment property												
- held on own account	-	-	-	-	-	-	-	-	-	-	30	30
- held in respect of linked liabilities to customers	-	972	-	-	-	-	-	-	-	-	-	972
Property, plant and equipment	64	-	-	-	(14)	-	-	-	-	-	(30)	20
Deferred taxation	-	-	-	-	(1)	40	-	-	-	6	-	45
Other assets	444	-	-	-	-	(40)	-	-	-	-	-	404

Prepayments and accrued income	357	–	–	–	–	–	–	–	–	(42)	–	315
Life assurance assets attributable to policyholders	837	(837)	–	–	–	–	–	–	–	–	–	–
Total assets	39,932	(150).	407	– –	5	– –		– –	– –	(36)	–	40,158
Liabilities												
Deposits from banks	4,114	15	–	–	–	–	–	–	–	–	–	4,129
Customer accounts	22,502	(116)	–	–	–	–	–	–	–	–	–	22,386
Debt securities in issue	7,896	–	407	–	–	–	–	–	–	–	–	8,303
Liabilities to customers under investment contracts	–	837	–	–	–	–	–	–	–	–	–	837
Current taxation	–	–	–	–	–	68	–	–	–	–	–	68
Proposed ordinary dividends	30	–	–	–	–	–	–	(30)	–	–	–	–
Other liabilities	289	–	–	–	–	(68)	–	–	–	–	–	221
Accruals and deferred income	344	1	–	–	–	–	–	–	–	(3)	–	342
Retirement benefit liabilities	–	–	–	–	–	–	–	–	–	13	–	13
Provisions for liabilities and charges	5	–	–	–	–	–	–	–	–	(5)	–	–

Subordinated liabilities and other capital instruments	1,117	-	-	-	-	-	-	-	-	-	-	1,117
Perpetual capital securities	655	-	-	-	-	-	-	-	-	-	-	655
Life assurance liabilities attributable to policyholders	837	(837)	-	-	-	-	-	-	-	-	-	-
Total liabilities	37,789	(100)	407	-	-	-	-	(30)	-	5	-	38,071
							-		-		-	
Share capital	108	-	-	-	-	-	-	-	-	-	-	108
Share premium	167	-	-	-	-	-	-	-	-	-	-	167
Other reserves	1	-	-	-	-	-	-	-	8	-	-	9
Retained profits	1,183	(11)	-	-	5	-	-	30	(8)	(41)	-	1,158
Shareholders' funds including non-equity interests	1,459	(11)	-	-	5	-	-	30	-	(41)	-	1,442
Equity and non-equity minority interests	684	(39)	-	-	-	-	-	-	-	-	-	645
Total equity, minority interests and liabilities	39,932	(150)	407	-	5	-	-	-	-	(36)	-	40,158

Reconciliation of pro-forma consolidated income statement

Appendix 7

Year ended 30 September 2005

	IFRS audited Eurom	EIR Eurom	Impairment (l) Eurom	Debt/equity (m) Eurom	reclassification (r) Eurom	IFRS pro-forma Eurom
Interest and similar income	2,094		107	8	-	2,209
Interest expense and similar charges	(1,371)	-		-	(52)	(1,423)
Net interest income	723		107	8	(52)	786
Fees and commissions income	241		(114)	-	-	127
Fees and commissions expense	(24)	-		-	-	(24)
Dealing profits	16	-		-	-	16
Other operating income	16	-		-	-	16
Other income	249		(114)	-	-	135
Total operating income	972		(7)	8	(52)	921
Administrative expenses	(252)	-		-	-	(252)
Depreciation of property, plant and equipment	(6)	-		-	-	(6)
Amortisation of intangible assets	(7)	-		-		(7)
Total operating expenses	(265)	-		-		(265)
Operating profit before provisions	707		(7)	8	(52)	656
Impairment loss on loans and advances	(30)	-		(14)	-	(44)
Operating profit	677		(7)	(6)	(52)	612

Share of results of joint ventures 3 -
- - 3

Group profit before taxation 680
(7) (6) (52) 615

Taxation (140)
1 1 - (138)

Group profit after taxation 540
(6) (5) (52) 477

Profit attributable to minority (45) -
- 44 (1)
interests

Preference dividends (8) -
- 8

-

Profit attributable to ordinary 487
(6) (5) - 476
shareholders

Basic earnings per Euro0.16 ordinary
72.7c 71.0c
share

Reconciliation of pro-forma consolidated income
statement Appendix 7

Half year ended 31 March 2005

IFRS EIR
Impairment Debt/equity IFRS pro-forma

audited reclassification

(l) (m) (r)
Eurom
Eurom Eurom Eurom Eurom

Interest and similar income 963
43 4 - 1,010

Interest expense and similar charges (636)
1 - (23) (658)

Net interest income 327
44 4 (23) 352

Fees and commissions income 111
(47) - - 64

Fees and commissions expense (10) -
- - (10)

Dealing profits	8	-	-	-	8
Other operating income	6	-	-	-	6
Other income	115	(47)	-	-	68
Total operating income	442	(3)	4	(23)	420
Administrative expenses	(115)	-	-	-	(115)
Depreciation of property, plant and equipment	(3)	-	-	-	(3)
Amortisation of intangible assets	(3)	-	-	-	(3)
Total operating expenses	(121)	-	-	-	(121)
Operating profit before provisions	321	(3)	4	(23)	299
Impairment loss on loans and advances	(15)	-	(7)	-	(22)
Operating profit	306	(3)	(3)	(23)	277
Share of results of joint ventures	-	-	-	-	-
Group profit before taxation	306	(3)	(3)	(23)	277
Taxation	(62)	-	-	-	(62)
Group profit after taxation	244	(3)	(3)	(23)	215
Profit attributable to minority interests	(23)	-	-	23	-
Preference dividends	-	-	-	-	-
Profit attributable to ordinary shareholders	221	(3)	(3)	-	215

Basic earnings per Euro0.16 ordinary 33.1c 32.2c
share

This information is provided by RNS
The company news service from the London Stock Exchange

END

FR IIFERVVITFIR_SN_RNS4926A_SU_RNSTEST_XX_080152.0181_RZ__RT_R.xRoute.001
~

Close window


ANGLO
IRISH
BANK


SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2006
WASH, D.C.
213
SECTION

Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Notice of Results

RNS Number:8027B
Anglo Irish Bank Corp PLC
21 April 2006

ANGLO IRISH BANK CORPORATION PLC

INTERIM RESULTS 2006

Anglo Irish Bank Corporation plc wishes to advise that it will announce the
Interim Results for the six months ended 31st March 2006 on the morning of
Wednesday, 10th May 2006.

The Results will incorporate information relating to the Interim Dividend.

21st April 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORSEFFFFSMSELL

Close window

Disclaimer


ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Irish Stock Exchange - Official List Notice

RNS Number:8382B
Irish Stock Exchange
27 April 2006

REPORT OF THE BOARD OF THE IRISH

STOCK EXCHANGE

OFFICIAL LIST - NOTICE

Irish

Stock Exchange

28

Anglesea Street

Dublin 2

27 April 2006

The Board of the Irish Stock Exchange approves admission of the undermentioned
securities to the Official List.

Anglo Irish Bank Corporation plc

Series 280, EUR 5,000,000 Senior Zero Coupon Notes due 27 April 2010

Debt Security - Final Terms

This announcement has been issued through the Companies Announcement Service of

the Irish Stock Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

END

ISEIBMFTMMITBAF

Close window

Disclaimer


ANGLO
IRISH
BANK


SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2006
WASH. D.C.
213
SECTION

Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Directorate Change

RNS Number:0900C
Anglo Irish Bank Corp PLC
27 April 2006

ANGLO IRISH BANK APPOINTS NEW NON-EXECUTIVE DIRECTOR

Anglo Irish Bank Corporation plc announced today (Thursday, 27th April 2006) the appointment of Ms. Anne Heraty to the Board of the Bank as a Non-Executive Director.

Ms. Heraty established CPL Resources plc, a recruitment and outsourcing agency, in October 1989 and she has been its Chief Executive since that time. It is the leading provider of temporary and contract staff in Ireland and is listed on the AIM market in London.

She is also a Director of Bord Na Mona, Forfas and The University of Maynooth.

Commenting on the appointment, Sean Fitzpatrick, Chairman of Anglo Irish Bank said, 'We are delighted to welcome an individual of Anne's calibre and business acumen to our Board. She brings a wealth of business experience and we are confident she will make a significant contribution.'

-ends-

27 April 2006

For further information please contact:

David Drumm

Group Chief Executive

Tel: +353 1 6162001

END

BOAILFLISTIDFIR

Close window



Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Block Listing Review

RNS Number:1387C
Anglo Irish Bank Corp PLC
27 April 2006

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:

Listing Applications, Irish Stock Exchange

The FSA

Date: 27 April 2006
AVS No:
Name of applicant: Anglo Irish Bank Corporation plc
Name of scheme: Share Option Scheme

SAYE Scheme

Period of return: From: 26/10/2005 To: 26/04/2006
Balance under scheme from previous return: 7,549,630
Share Option Scheme

5,000,000

SAYE Scheme Listed 02/12/2005
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A
Number of securities issued/allotted under scheme during period: 2,880,800
Share Option Scheme

732,467

SAYE Scheme

Balance under scheme not yet issued/allotted at end 4,000,830
Share Option Scheme
of period

4,267,533 SAYE

Scheme
Number and class of securities originally listed and 8,000,000
Share Option Scheme Ord 0.32 listed 09/09/
the date of admission 2003

5,000,000 SAYE

Scheme Ord 0.16 listed 02/12/2005
Total number of securities in issue at the end of the 717,910,533
period

Name of contact: Bernard Daly
Address of contact: Stephen
Court, 18/21 St Stephens Green, Dublin 2
Telephone number of contact: 01 6162506

SIGNED BY ______________________________

Director/company secretary/suitably experienced employee/duly
authorised
officer,

for and on behalf of

____

Name of applicant

If you knowingly or recklessly give false or misleading information
you may be
liable to prosecution.

This announcement has been issued through the Companies Announcement
Service of

The Irish Stock Exchange

This information is provided by RNS
The company news service from the London Stock Exchange

END

ISEBLGDSRSDGGLR

Close window


ANGLO
IRISH
BANK


SEC MAIL
PROCESSING
RECEIVED
JUN 1 9 2006
WASH, D.C.
213
SECTION

Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Interim Results

RNS Number:7052C
Anglo Irish Bank Corp PLC
10 May 2006

ANGLO IRISH BANK

Interim results for the six months ended 31 March 2006

H I G H L I G H T S

Anglo Irish Bank today (Wednesday 10 May 2006) released its interim statement
for the six month period to 31 March 2006. Key highlights include:

* Pre-tax profits of Euro375 million, up 35%
* Record earnings per share of 41.9 cent, an increase of 30%
* Return on equity of 29%
* Interim dividend of 5.4 cent, an increase of 20% on 2005
* Lending to customers increased by Euro7.1 billion net, up 21% on a constant currency basis
* Total assets increased by 22% to Euro60.1 billion
* Total funding increased by 22% to Euro51.0 billion
* Number of employees up 7% from September 2005 to in excess of 1,500
* Record lending work in progress of Euro7.1 billion

Commenting on the results, David Drumm, Group Chief Executive, said:

'This has been an outstanding first half performance by the Bank with record
earnings and growth in lending. All divisions delivered increased revenues
contributing to a 35% rise in pre-tax profits to Euro375 million. Importantly,
asset quality remains excellent. The continuing momentum in the

business is
evidenced by record lending work in progress at the end of March in excess of Euro7
billion.

The strength of our franchise, our robust balance sheet and continued investment
in the Bank's people and infrastructure provide a tremendous platform to
capitalise on the significant growth opportunities in each of our markets.'

-ends-

For reference:

David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer
Anglo Irish Bank
Tel: +353 1 616 2000

Billy Murphy
Drury Communications
Tel: +353 1 260 5000

Chairman's statement

An undiminished focus on the core business activities which have served the Bank
so well, a consistent strategy in all target markets and a continued emphasis on
quality people: these are the key factors which have enabled Anglo Irish Bank to
deliver its 41st consecutive six month period of growth. Pre-tax profits for the
half year to 31 March 2006 grew to Euro375 million, an increase of 35% on the same
period last year.

It is especially gratifying that these results are derived from strong,
broad-based growth across all of the Bank's divisions and markets. The
performance highlights for the period include:

Profitability

* Pre-tax profits of Euro375 million, up 35%
* EPS of 41.9 cent, an increase of 30%
* Cost / income ratio maintained at 29%

Shareholder Value

* Return on equity of 29%

* 20% increase in interim dividend to 5.4 cent per share

Operational Performance

* Record growth in lending of Euro7.1 billion, an increase of 21% since September 2005, on a constant currency basis

* Excellent asset quality with non-performing loans representing 0.58% of closing loan balances

* Total funding increased by 22% to Euro51.0 billion

* Strong Tier 1 Capital Ratio at 8.5%

* Employee numbers grew by 7% since September 2005 to over 1,500 people

* Record lending work in progress in excess of Euro7 billion

These results demonstrate the true value of the Bank's proven strategy which consistently delivers strong profit growth and excellent returns to shareholders.

Dividend

The Board continues its progressive dividend policy by declaring an interim dividend of 5.4 cent per share, an increase of 20%.

The dividend will be paid on 18 July 2006 to shareholders on the Bank's register as at the close of business on 19 May 2006. Withholding tax may apply on the dividend depending on the tax status of each shareholder. As before, shareholders will be offered the opportunity of receiving dividends in the form of shares or cash.

Operations

Business Lending

The Bank's principal activity, and most important contributor to profits, is its highly focused lending to the business sector. As always, this lending is secured on stable cashflows and backed by strong assets. The latest six month results are based on net loan growth of Euro7.1 billion representing an increase of

21% on constant currency amounts since September 2005.

Growth has been delivered across all of our markets. In Ireland loan balances
grew by 17%; by 21% in the UK; and in the USA by 41%. This growth demonstrates
the strengthening of the Bank's franchise in its chosen markets and sectors.
Underpinning this performance, robust underwriting remains paramount and
non-performing loans represent only 0.58% of the total loan book, building on
the Bank's long history of asset quality.

Furthermore, despite the increasingly competitive nature of this banking sector,
lending margins have remained stable - testimony to the Bank's ability to
deliver for clients.

The Bank continues to build upon the strength of ongoing relationships with
existing customers and enjoys high levels of repeat business. In addition a
significant increase in high quality transactions with new clients underpins our
continuing growth.

Treasury

The performance of our Treasury Division during the period has been excellent.
It delivers substantial value to the Group, providing an ever strengthening and
more diversified funding base. Total funding grew by a record Euro9 billion to Euro51
billion, an increase of 22%. All areas performed strongly, with the growth in
customer funding from Euro25 billion to in excess of Euro30 billion being particularly
impressive.

By expanding an already excellent funding platform, the Treasury Division has
enabled the Bank to continue its controlled asset growth in all markets.

Additionally, significant levels of fee income have been produced in a record
period for Corporate Treasury Sales. This was achieved by providing innovative
solutions to both lending and non-lending clients, enabling them to successfully

manage their exposure to interest rate and foreign exchange fluctuations. Most importantly, control of both risk and costs has been maintained through the Bank's centralised trading desk in Dublin.

Wealth Management

The Group's Wealth Management Division produced excellent growth across all its targeted markets. Our principal objective continues to be the positioning of the business as a niche provider of financial wealth management services to a high net worth client base. This allows the Bank to provide a full range of non-commodity services to its clients while providing diversification in the Group's revenue streams.

Capital

The Bank further enhanced its capital base in January this year through a 5% placement of ordinary equity shares, raising in excess of Euro400 million from some 100 Irish and international institutional investors. This, coupled with retentions in excess of Euro280 million, brings total shareholders' funds to Euro2.4 billion, an increase of 36% since year end. The Bank's robust capital position is reflected in a Tier 1 ratio of 8.5%.

People

One of the Bank's central tenets is its commitment to quality people. In order to maintain high quality growth, we have invested significantly in people whose focus aligns with that of the Bank itself. Consequently, the Bank's training, development and recruitment of talented people continues and current employee numbers now total in excess of 1,500 people - a year on year increase of 15%.

As the Bank continues to deliver growth we expect that our investment in people will also be maintained. This underpins the Bank's commitment to its clients. Nevertheless, our ratio of cost to income at less than 30% remains low, proof of the inherent effectiveness of the Bank's business model.

Board

Last month the Bank announced the appointment of Anne Heraty to your Board as a Non-executive Director. Anne founded and is Chief Executive of CPL Resources plc, an AIM listed recruitment and outsourcing agency. I am delighted once more to welcome an individual of Anne's calibre and business acumen to the Board.

Patricia Jamal retired as a Non-executive Director in March 2006. On behalf of the Board and our shareholders I thank Patricia for her valuable insight and contribution to the development of the Bank over the past number of years.

Strategy

The key to the Bank's growth has been a consistent focus on our core business of secured senior debt financing in our three established markets of Ireland, the UK and the USA. The strength of our business model is well established and it is the Bank's intention to continue to develop and grow in a controlled and balanced way in these markets. This consistent and proven strategy is underpinned by the highest level of vigilance with regard to all risk issues.

Our Treasury Division has successfully provided the funding platform to meet the Group's needs. Together with our Wealth Management Division it also continues to provide efficient and valuable sources of revenue diversification.

Your Board is confident that our centralised business model will continue to allow the Bank to successfully deliver controlled asset growth with a no-compromise approach to asset quality.

The Board's strategy will continue to be based on organic growth given the very significant levels of opportunity in our core markets.

Outlook

Momentum in our business is strong and your Board is confident of the Bank's prospects for the remainder of the year. Lending work in progress

at the end of
March 2006, being committed facilities not yet drawn, stood at a record Euro7.1 billion. In addition, the Bank's Treasury and Wealth Management businesses continue to perform strongly.

The business outlook for the markets in which we operate remains positive. Interest rates in the UK and the US economies have been well managed. As anticipated, we are now beginning to witness an upward movement in European rates. However, given the current low base and the well heralded nature of expected future rate rises, this should not affect the strong fundamentals of the Irish economy.

Our focus on asset quality, supported by a centralised, scalable structure, allows the Bank to take full advantage of the growth opportunities in our key markets. I look forward to a strong, sustained performance in the full year to September 2006 and beyond.

Sean FitzPatrick
Chairman

9 May 2006

Consolidated income statement with pro-forma comparatives (unaudited)

For the six months ended 31 March 2006

	Six months ended 31 March 2006	Pro-forma six months ended 31 March 2005	Pro-forma year ended 30 September 2005
	Eurom	Eurom	Eurom
Interest and similar income	1,411	1,010	2,209
Interest expense and similar charges	(923)	(658)	(1,423)

Net interest income	488	352	786
Fees and commissions income	75	64	127
Fees and commissions expense	(11)	(10)	(24)
Dealing profits	10	8	16
Other operating income	7	6	16
Other income	81	68	135
Total operating income	569	420	921
Administrative expenses	(156)	(115)	(252)
Depreciation of property, plant and equipment	(3)	(3)	(6)
Amortisation of intangible assets - software	(4)	(3)	(7)
Total operating expenses	(163)	(121)	(265)
Operating profit before provisions	406	299	656
Impairment losses on loans and advances	(35)	(22)	(44)
Operating profit	371	277	612
Share of results of joint ventures	4	-	3
Profit before taxation	375	277	615
Taxation	(85)	(62)	(138)
Profit for the financial period	290	215	477
Profit attributable to minority interests	(1)	-	(1)
Profit attributable to equity holders of the parent	289	215	476
Basic earnings per share	41.9c	32.2c	71.0c
Diluted earnings per share	41.3c	31.7c	69.8c

The comparative results for the six months ended 31 March 2005 and the year ended 30 September 2005 included in the statutory income statement on page 7 have been restated to reflect the application of International

Financial Reporting Standards, with the exception of IAS 32 and IAS 39 which apply with effect from 1 October 2005.

In order to show comparable trends and to assist user understanding, the above income statement includes pro-forma 2005 comparatives allowing for the application of certain elements of IAS 32 and IAS 39 with effect from 1 October 2004. Accordingly, growth percentages given in the Chairman's statement and Financial highlights on pages 1 to 5 are referenced to pro-forma 2005 information.

The pro-forma comparatives incorporate the effect of recognising lending arrangement fees as interest income using the effective interest rate method, the impact of discounting future expected cashflows on the loan impairment charge and the reclassification of preference dividends on certain capital instruments issued by the Group as an interest expense. Changes in the accounting for derivatives have not been included in the pro-forma comparatives.

Further details on the pro-forma comparatives are included in the Transition to IFRS Statement issued on 28 March 2006 which is available on the Group's website at http://www.angloirishbank.com/.

Consolidated income statement (unaudited)
For the six months ended 31 March 2006

	Six months ended 31 March 2006	Six months ended 31 March 2005	Year ended 30 September 2005
	Eurom	Eurom	Eurom
Interest and similar income	1,411	963	2,094
Interest expense and similar charges	(923)	(636)	(1,371)
Net interest income	488	327	723
Fees and commissions income	75	111	241
Fees and commissions expense	(11)	(10)	(24)
Dealing profits			

	10	8	18
Other operating income	7	6	16
Other income	81	115	249
Total operating income	569	442	972
Administrative expenses	(156)	(115)	(252)
Depreciation of property, plant and equipment	(3)	(3)	(6)
Amortisation of intangible assets - software	(4)	(3)	(7)
Total operating expenses	(163)	(121)	(265)
Operating profit before provisions	406	321	707
Impairment losses on loans and advances	(35)	(15)	(30)
Operating profit	371	306	677
Share of results of joint ventures	4	-	3
Profit before taxation	375	306	680
Taxation	(85)	(62)	(140)
Profit for the financial period	290	244	540
Profit attributable to minority interests	(1)	(23)	(45)
Preference dividends	-	-	(8)
Profit attributable to equity holders of the parent	289	221	487
Basic earnings per share	41.9c	33.1c	72.7c
Diluted earnings per share	41.3c	32.5c	71.5c

Results for the six months ended 31 March 2005 and the year ended 30 September 2005 have been restated to reflect the application of International Financial Reporting Standards, with the exception of IAS 32 and IAS 39 which apply with effect from 1 October 2005. See basis of preparation on page 11.

Consolidated balance sheet (unaudited)

As at 31 March 2006

	31 March 2006	1 October 2005	30 September 2005	31 March 2005
	Eurom	Eurom	Eurom	Eurom
Assets				
Cash and balances with central banks	488	568	567	539
Financial assets at fair value through profit or loss				
- held on own account	641	12	-	-
- held in respect of linked liabilities to customers	316	274	-	-
Derivative financial instruments	2,030	1,627	-	-
Loans and advances to banks	9,267	6,439	6,398	5,523
Available-for-sale financial assets	4,936	5,010	-	-
Loans and advances to customers	40,344	33,774	33,600	28,050
Debt securities	-	-	5,028	3,991
Equity shares	-	-	203	165
Interests in joint ventures	28	23	23	17
Intangible assets - software	23	22	22	20
Intangible assets - goodwill	66	67	67	67
Investment property				
- held on own account	35	37	37	30
- held in respect of linked liabilities to customers	1,487	1,219	1,219	972
Property, plant and equipment				

	35	35	35	20
Retirement benefit assets	18	9	9	-
Deferred taxation	32	26	48	45
Other assets	342	368	739	404
Prepayments and accrued income	41	67	414	315
Total assets	60,129	49,577	48,409	40,158
Liabilities				
Deposits from banks	8,689	7,173	7,166	4,129
Customer accounts	30,061	25,194	25,064	22,386
Debt securities in issue	12,263	9,774	9,712	8,303
Derivative financial instruments	2,068	1,579	-	-
Liabilities to customers under investment contracts	1,112	915	944	837
Current taxation	109	57	57	68
Other liabilities	2	24	376	221
Accruals and deferred income	135	134	457	342
Retirement benefit liabilities	4	4	4	13
Deferred taxation	11	9	5	-
Subordinated liabilities and other capital instruments	3,288	2,957	1,182	1,117
Perpetual capital securities	-	-	661	655
Total liabilities				

57,742	47,820	45,628	38,071
Share capital			
115	109	109	108
Share premium			
587	169	600	167
Other reserves			
8	57	12	9
Retained profits			
1,674	1,420	1,407	1,158
Shareholders' funds including non-equity interests			
2,384	1,755	2,128	1,442
Equity and non-equity minority interests			
3	2	653	645
Total equity, minority interests and liabilities			
60,129	49,577	48,409	40,158
Memorandum items			
Contingent liabilities			
Guarantees			
1,843	1,860	2,170	1,399
Commitments			
Commitments to lend			
7,073	6,011	6,011	4,936

The financial position at 30 September 2005 and 31 March 2005 has been restated to reflect the application of International Financial Reporting Standards with the exception of IAS 32 and IAS 39 which apply with effect from 1 October 2005. See basis of preparation on page 11.

Statement of recognised income and expense (unaudited)
For the six months ended 31 March 2006

Six months ended 31 March 2006	Six months ended 31 March 2005	Year ended 30 September 2005
Eurom	Eurom	Eurom

Profit for the financial
period 290
244 540

Income and expense recognised directly in equity:
Net after tax actuarial gains/(losses) in retirement
benefit 10 (13) (13)
schemes

Net after tax change in cash flow
hedges (50) -
-

Net after tax change in available-for-sale financial
assets (2) - -

Income and expense recognised directly in
equity (42) (13) (13)

Total recognised income and expense for the
period 248 231 527

Total recognised income and expense for the period is
attributable to:

Equity holders of the
parent 247
208 474

Preference holders of the
parent - -
8

Minority interests in
subsidiaries 1
23 45

248 231 527

Shareholders' funds including non-equity interests as at 30
2,128
September 2005

Equity minority interests as at 30 September
2005 2

Transition adjustments at 1 October 2005 arising from IAS 32
and IAS 39:

Preference shares reclassified as debt
(431)

Other IAS 32 and IAS 39 transition
adjustments 58

Total equity as at 1 October 2005

1,757

Results for the six months ended 31 March 2005 and the year ended 30 September 2005 have been restated to reflect the application of International Financial Reporting Standards, with the exception of IAS 32 and IAS 39 which apply with effect from 1 October 2005. See basis of preparation on page 11.

Consolidated cash flow statement (unaudited)
For the six months ended 31 March 2006

	Six months ended 31 March 2006	Six months ended 31 March 2005	Year ended 30 September 2005
	Eurom	Eurom	Eurom
Cash flows from operating activities			
Operating profit	371	306	677
Financing costs of subordinated liabilities and other capital instruments	89	49	99
Exchange movements	49	52	(39)
Other non-cash items	(31)	16	(4)
Tax paid	(32)	(48)	(134)
	446	375	599
Changes in operating assets and liabilities:			
Net increase in deposits	8,872	5,135	12,259
Net increase in loans and advances to customers	(6,596)	(4,032)	(9,591)
Net increase in loans and advances to banks	(207)	(25)	(563)
Net increase in assets held in respect of linked liabilities to customers	(310)	(380)	(724)
Net increase in investment contract liabilities	197	169	276
Net increase in trading portfolio financial assets	(629)	-	-
Net decrease in derivative financial instruments	40	-	-
Net decrease/(increase) in other assets	21		

139 (216)

Net (decrease)/increase in other liabilities
(22) 18 175

Net cash flows from operating activities
1,812 1,399 2,215

Cash flows from investing activities

Purchases of financial assets
(1,634) (1,996) (5,430)

Sales and maturities of financial assets
1,673 557 3,047

Interest received on financial assets net of
associated 67 30 85
hedges

Purchases of property, plant and
equipment (3)
(1) (19)

Additions to intangible assets -
software (5)
(6) (12)

Investments in joint venture
interests (1)
(5) (8)

Purchases of investment
properties -
(5) (12)

Deferred acquisition consideration
paid -
(6) (6)

Net cash used in investing
activities 97
(1,432) (2,355)

Cash flows from financing activities

Proceeds of equity share
issues 421
10 13

Proceeds of preference share
issue - -
431

Proceeds from issues of subordinated liabilities and
other 429 - 166
capital instruments

Redemptions of subordinated liabilities and other capital
(81) (172) (279)
instruments

Coupons paid on subordinated liabilities and other capital
(53) (62) (143)
instruments

Equity dividends paid
(39) (31) (51)

Purchases of own
shares
(6) (9) (7)

Net cash flows from financing
activities 671
(264) 130

Net increase/(decrease) in cash and cash equivalents	2,580	(297)	(10)
Opening cash and cash equivalents	5,072	5,045	5,045
Effect of exchange rate changes on cash and cash equivalents	(39)	(41)	37
Closing cash and cash equivalents	7,613	4,707	5,072

Cash flows for the six months ended 31 March 2005 and for the year ended 30 September 2005 have been restated to reflect the application of International Financial Reporting Standards, with the exception of IAS 32 and IAS 39 which apply with effect from 1 October 2005. See basis of preparation on page 11.

Notes to the interim report

1. Basis of preparation

Up to and including the year ended 30 September 2005 Anglo Irish Bank Corporation plc ('the Group') prepared its financial statements in accordance with Irish Generally Accepted Accounting Principles ('IR GAAP'). International Financial Reporting Standards ('IFRS') apply to the financial statements of all listed entities in the European Union ('EU') whose accounting periods begin on or after 1 January 2005. The Group has implemented IFRS as adopted by the EU with effect from 1 October 2005 and will produce its first full IFRS financial statements for the year ending 30 September 2006.

In preparing this financial information management has used its best knowledge of the expected standards, interpretations and accounting policies that will be applied when the Group prepares its first full IFRS financial statements in accordance with accounting standards and interpretations as adopted by the EU as at 30 September 2006. As a result, although this financial information is based on management's best knowledge of expected standards, interpretations and accounting policies, this may change due to decisions that may be taken by the EU on endorsement, new or amended standards issued by the International Accounting Standards Board, interpretive guidance issued by the International Financial Reporting Interpretations Committee and the requirements of companies legislation. In addition, as IFRS is currently being applied in the EU for the first time, certain practices in applying these standards may develop. Therefore, until the Group prepares its first full IFRS financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

Transition to IFRS

The rules for the first-time adoption of IFRS are set out in IFRS 1 'First-time Adoption of International Financial Reporting Standards'. IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position under IFRS at the date of transition.

The interim financial information has been prepared based on the expected recognition and measurement requirements of IFRS as endorsed by the EU. The Group has availed of transitional provisions for IAS 32 'Financial Instruments: Disclosure and Presentation' ('IAS 32') and IAS 39 'Financial Instruments: Recognition and Measurement' ('IAS 39') and has not presented comparative information in accordance with these standards. Accordingly, comparative information for 2005 in respect of financial instruments is prepared on the basis of the Group's accounting policies under IR GAAP.

The restated financial information and provisional IFRS accounting policies, together with reconciliations between the results as reported under IR GAAP and under IFRS accounting policies, are included in the Transition to IFRS Statement issued on 28 March 2006. This interim report should be read in conjunction with that document which is available on the Group's website at www.angloirishbank.com.

2. Taxation

	Six months ended 31 March 2006 Eurom	Six months ended 31 March 2005 Eurom	Year ended 30 September 2005 Eurom
Irish Corporation Tax	33	27	55
Irish Bank Levy	1	3	5
Foreign tax	50	37	83
Deferred tax	1	(5)	(3)
	85	62	140

3. Loans and advances to customers

31 March 2006	1 October 2005

	Eurom	Eurom
Loans and advances to customers	40,586	33,990
Provisions for impairment:		
Specific	(131)	(119)
Collective	(111)	(97)
	40,344	33,774

Notes to the interim report (continued)

4. Other reserves

	31 March 2006	1 October 2005
	Eurom	Eurom
Share-based payments reserve	15	12
Available-for-sale reserve	9	11
Cash flow reserve	(16)	34
Exchange translation reserve	(1)	(1)
Non-distributable capital reserve	1	1
	8	57

5. Subsequent event

On 9 May 2006, subsequent to the interim balance sheet date, an interim dividend of 5.4 cent per share was declared by the board of directors for payment on 18 July 2006. The interim dividend amounts to Euro39 million and has not been recorded as a liability on the balance sheet. Shareholders will be offered the option of receiving the dividend in the form of shares or cash.

6. Financial statements for the year ended 30 September 2005

The full financial statements for the year ended 30 September 2005 received an unqualified auditors' opinion and have been filed in the Companies Registration

Office in Ireland.

7. Approval
The interim financial statements were approved by the Board of Directors on 9
May 2006.

Independent review report to the Board of Anglo Irish Bank Corporation plc

Introduction
We have been instructed by Anglo Irish Bank Corporation plc ('the Bank') to review the financial information set out on pages 7 to 12 of this interim report for the Bank and its subsidiaries for the six months ended 31 March 2006. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to the Bank's Directors, as a body, in accordance with the terms of our engagement to assist the Bank in meeting the requirements of the listing rules of the Irish Stock Exchange and the UK Financial Services Authority ('the Listing Rules'). Our work has been undertaken so that we might state to the Bank's Directors those matters we are required to state to them in this review report, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's Directors as a body, for our review work, for this review report, or for the conclusions we have reached.

Directors' responsibilities
This interim report including the financial information contained therein, is the responsibility of, and has been approved by, the Directors.

The Directors are responsible for preparing this interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.
As disclosed in the Basis of preparation note to the financial information on page 11, the next annual financial statements of the Bank will be prepared in accordance with International Financial Reporting Standards as adopted by the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the Directors currently intend to use in the next annual financial statements. There is, however, a possibility that the Directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those standards adopted for use by the European Union. This is because, as disclosed in the Basis of preparation note on page 11, the Directors have anticipated that certain

standards, which have yet to be formally adopted by the European Union, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the Republic of Ireland and the United Kingdom. A review consists principally of making enquiries of the Bank's management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the interim financial information on pages 7 to 12 as presented for the six month period ended 31 March 2006.

ERNST & YOUNG
Dublin
9 May 2006

END

IR UKSBRNVRVRAR




SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2006
WASH. D.C. 213 SECTION

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:8787C
Anglo Irish Bank Corp PLC
12 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Pat Whelan

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Shares Issued on Exercise of Options

Pat Whelan - 2,695 shares

Anglo Irish Bank (Nominees) Limited
A/C 359 - 4,901 shares

AIAC Pension Fund - 8,852 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class

financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.02 %

124,900 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

11 May 2006, Dublin

Exercise of Options - Euro1.18

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 11 May 2006
shares should not be taken into
account when calculating percentage)

141,348 shares - 0.02%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 12 May 2006

END

RDSAKBKQKBKDDPD

Close window


ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:8790C
Anglo Irish Bank Corp PLC
12 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer
2 State whether the notification relates to:

Anglo Irish Bank Corporation
plc (i) a transaction notified in accordance

with Market Abuse Rules;

(ii) a disclosure made in accordance with

section 53 (as extended by section 64 of the

Companies Act 1990) or entered into the

issuer's register in accordance with section

59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure

Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial
4 State whether notification relates to a

responsibilities/director person connected with a
person discharging

managerial responsibilities/director named
Bernard
Daly in 3 and identify the connected
person

Company Secretary named in 3

5 Indicate whether the notification is
6 Description of shares (including class)
in respect of a holding of the
person debentures or derivatives or financial
referred to in 3 or 4 above or
in instruments relating to shares
respect of a non-beneficial interest.

Ordinary shares of Euro0.16 each

Company Secretary named in 3 above

7 Name of registered shareholder(s)
8 State the nature of the transaction
and, if more than one, number of
shares held by each of
them Disposal of Shares

Bernard Daly - 106,140 shares

Anglo Irish Bank (Nominees) Ltd a/c
359 - 4,901 shares

9 Number of shares, debentures or
10 Percentage of issued class acquired
financial instruments relating
to (treasury shares of that class should not be
shares
acquired taken into account when
calculating

percentage)
N/A

N/A

11 Number of shares, debentures or
12 Percentage of issued class disposed
financial instruments relating
to (treasury shares of that class should not be
shares
disposed taken into account when
calculating

percentage)
40,000 shares

0.006%

13 Price per share or value of
14 Date and place of transaction
transaction

11 May 2006 - Dublin
Euro13.40

15 Total holding following notification
16 Date issuer informed of transaction
and total percentage holding
following notification (any
treasury 11 May 2006
shares should not be taken into
account when calculating percentage)

71,041 - 0.001%

If a person discharging managerial responsibilities has been granted
options by

the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

William McAteer - Director

Date of notification : 12 May 2006

END

RDSAKBKQKBKDQPD


ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:8794C
Anglo Irish Bank Corp PLC
12 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating
to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
24.

(2) An issuer making a notification in respect of a derivative relating to
the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
24.

(3) An issuer making a notification in respect of options granted to a
director/person discharging managerial responsibilities should complete boxes 1
to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument
relating to the shares of the issuer (other than a debenture) should

complete
the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Peter Butler

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Shares Issued on Exercise of Options and Disposal of Shares

Peter Butler - 8,408 shares

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 1,238 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage)

shares acquired

0.03%

208,100 - Share Options

41,900 - Employee Share Ownership Plan

11 Number of shares, debentures or financial instruments relating to shares disposed

250,000 shares

12 Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.03%

13 Price per share or value of transaction

Exercise of Share Options - Euro1.18

Exercise of Employee Share Ownership Plan Shares - Euro1.20

Disposal of Shares - Euro13.44

14 Date and place of transaction

11 May 2006 - Dublin

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,646 shares - 0.001%

16 Date issuer informed of transaction

11 May 2006

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - + 353 1 616 2306

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 12 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSAKBKQKBKDAPD

Close window


ANGLO
IRISH
BANK

Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:8804C
Anglo Irish Bank Corp PLC
12 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the
notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction
notified in accordance with Market Abuse Rules;

(ii) a disclosure made
in accordance with section 53 (as extended by
section 64 of the
Companies Act 1990) or entered into the issuer's
register in accordance
with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and
pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4
(1) (b)

3 Name of person discharging managerial 4 State whether
notification relates to a person connected with a person
responsibilities/director discharging managerial
responsibilities/director named in 3 and identify
the connected person

William McAteer

Director named in 3

5 Indicate whether the notification is 6 Description of shares
(including class) debentures or derivatives or
in respect of a holding of the person financial instruments
relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of
Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the
transaction
and, if more than one, number of
shares held by each of them Shares issued on
Exercise of Options

William McAteer - 2,381,756 shares

Marie McAteer - 2,830 shares

Anglo Irish Bank (Nominees) Ltd a/c
359 - 3,790 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.07%

475,000 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

11 May 2006 - Dublin

Exercise of Options - Euro1.18

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 11 May 2006
shares should not be taken into
account when calculating percentage)

2,863,376 - 0.4%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can
be exercised
19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)
21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise
23 Any additional information
24 Name of contact and telephone number for
queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible

for making notification

BERNARD DALY Group Company Secretary

Date of notification : 12 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSAKBKPKBKDBPD

Close window


ANGLO
IRISH
BANK


JUN 1 9 2006
WASH. D.C.
213
SECTION

Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:8805C
Anglo Irish Bank Corp PLC
12 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) & 3.1.4 (1) (b)

3 Name of person discharging managerial responsibilities/director 4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Declan Quilligan

Director named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. 6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them 8 State the nature of the transaction

Shares Issued on Exercise of Options

Declan Quilligan - 48,718 shares

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 4,901 shares

9 Number of shares, debentures or financial instruments relating to 10 Percentage of issued class acquired (treasury shares of that class should not be taken into

account when calculating percentage)
shares acquired

0.02%

124,900 shares

11 Number of shares, debentures or class disposed (treasury shares of that class financial instruments relating to account when calculating percentage)
shares disposed

12 Percentage of issued should not be taken into

N/A

N/A

13 Price per share or value of transaction
transaction

14 Date and place of transaction

11 May 2006 - Dublin

Exercise of Options - Euro1.18

15 Total holding following notification
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

16 Date issuer informed of transaction

11 May 2006

178,519 shares - 0.02%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 12 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSAKBKPKBKDPPD



Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:8808C
Anglo Irish Bank Corp PLC
12 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

David Drumm

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Shares Issued on Exercise of Options

David Drumm - 74,289 shares

Anglo Irish Bank (Nominees) Ltd
a/c 359 - 4,901 shares

Anglo Irish Bank Nominees Ltd
a/c 722 -101,001 shares

Chase Nominees Limited - 429 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares acquired

0.02%

124,900 shares

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of transaction transaction

11 May 2006 - Dublin

Exercise of Options - Euro1.18

15 Total holding following notification 16 Date issuer informed of transaction and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11 May 2006

305,520 shares - 0.04%

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved of the option (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise
22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 12 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSAKBKPKBKDFPD

Close window



Regulatory News Announcement

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:9550C
Anglo Irish Bank Corp PLC
15 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Gary McGann

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Purchase of Shares

Chase Nominees Limited - 101,247 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares acquired

38,000 shares

11 Number of shares, debentures or class disposed (treasury shares of that class financial instruments relating to account when calculating percentage) shares disposed

N/A

12 Percentage of issued should not be taken into

N/A

13 Price per share or value of transaction transaction

Euro12.90

14 Date and place of

12 May 2006 - Dublin

15 Total holding following notification transaction and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

139,247 shares - 0.02%

16 Date issuer informed of

12 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17 Date of grant date on which it can

18 Period during which or be exercised

19 Total amount paid (if any) for grant or debentures involved of the option

20 Description of shares (class and number)

21 Exercise price (if fixed at time of or debentures over grant) or indication that the price following is to be fixed at the time of exercise

22 Total number of shares which options are held notification

23 Any additional information telephone number for

24 Name of contact and queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 15 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSAKPKDKBKDAPD

Close window


ANGLO
IRISH
BANK


SEC MAIL
PROCESSING
RECEIVED
JUN 1 9 2006
WASH. D.C.
213
SECTION

Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:1066D
Anglo Irish Bank Corp PLC
17 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer
relates to:

Anglo Irish Bank Corporation plc
in accordance with Market Abuse Rules;

2 State whether the notification

(i) a transaction notified

(ii) a disclosure made in
accordance with section 53 (as extended by
section 64 of the Companies
Act 1990) or entered into the issuer's
register in accordance with
section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant
to Disclosure Rule

3.1.4 (1) (b)

3 Name of person discharging managerial
responsibilities/director

Anne Heraty

4 State whether notification
relates to a person connected with a person
discharging managerial
responsibilities/director named in 3 and identify
the connected person

Director named in 3

5 Indicate whether the notification is
in respect of a holding of the person
referred to in 3 or 4 above or in
respect of a non-beneficial interest

Director named in 3 above

6 Description of shares
(including class) debentures or derivatives or
financial instruments relating
to shares

Ordinary shares of Euro0.16
each

7 Name of registered shareholder(s)
and, if more than one, number of
shares held by each of them

Anne Heraty - 25,000 shares

8 State the nature of the
transaction

Purchase of Shares

9 Number of shares, debentures or
financial instruments relating to
shares acquired

25,000 shares

10 Percentage of issued class
acquired (treasury shares of that class
should not be taken into
account when calculating percentage)

0.003%

11 Number of shares, debentures or
financial instruments relating to

12 Percentage of issued class
disposed (treasury shares of that class
should not be taken into
account when calculating percentage)

shares disposed

N/A

N/A

13 Price per share or value of transaction

Euro12.78

14 Date and place of transaction

16 May 2006 - Dublin

15 Total holding following notification transaction and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

25,000 shares - 0.003%

16 Date issuer informed of

16 May 2006

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 17 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSAKOKPCBKKDPD

Close window


ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3379D
Anglo Irish Bank Corp PLC
22 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify
the connected person

Lar Bradshaw

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Purchase of Shares

Chase Nominees Limited - 50,639 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares acquired

0.005%

39,500 shares

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class

financial instruments relating to should not be taken into account when calculating percentage)

shares disposed

N/A

N/A

13 Price per share or value of transaction

Euro12.45

14 Date and place of transaction

19 May 2006 - Dublin

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

90,139 shares - 0.013%

16 Date issuer informed of transaction

19 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 22 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSAKBKKDBKDAPB

Close window

Disclaimer




SEC MAIL
PROCESSING
RECEIVED
JUN 1 9 2006
WASH. D.C.
213
SECTION

Close window

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3380D
Anglo Irish Bank Corp PLC
22 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted to
a director/person discharging managerial responsibilities should complete boxes
1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Brian Murphy

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Shares Issued on Exercise of Options and Disposal of Shares

Brian Murphy - 51 shares

Anglo Irish Bank (Nominees) Ltd

A/C 359 - 4,901 shares

9 Number of shares, debentures or 10 Percentage of issued class
acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.014%

100,000 - Share Options

11 Number of shares, debentures or 12 Percentage of issued class
disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

0.004%

25,000 shares

13 Price per share or value of transaction

14 Date and place of transaction

19 May 2006 - Dublin

Exercise of Share Options - Euro3.105

Disposal of Shares - Euro12.35

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16 Date issuer informed of transaction

19 May 2006

79,952 shares - 0.01%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24

Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 22 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSAKBKKDBKDOPB

Close window


ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3382D
Anglo Irish Bank Corp PLC
22 May 2006

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction
relating to the shares or debentures of the issuer should complete boxes 1 to
16, 23 and 24.

(2) An issuer making a notification in respect of a derivative
relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
16, 23 and 24.

(3) An issuer making a notification in respect of options granted
to a director/person discharging managerial responsibilities should complete
boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial
instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Pat Whelan

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them

Purchase of Shares

Pat Whelan - 127,595 shares

Anglo Irish Bank (Nominees) Limited
A/C 359 - 4,901 shares

AIAC Pension Fund - 8,852 shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares acquired

0.0005 %

3,900 shares

11 Number of shares, debentures or 12 Percentage of issued class

disposed (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of transaction

Euro12.53

14 Date and place of transaction

22 May 2006, Dublin

15 Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

145,248 shares - 0.02%

16 Date issuer informed of transaction

22 May 2006

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 22 May 2006

END

RDSAKBKKDBKDCPB

Close window


ANGLO
IRISH
BANK

Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Dividend Declaration

RNS Number:5779D
Anglo Irish Bank Corp PLC
25 May 2006

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS - INTERIM DIVIDEND 2006

The terms for shareholders who elect to accept the proposed Scrip Dividend
Offer
in respect of the 2006 Interim Dividend are that one new ordinary share
will be
credited as fully paid for every 283.284213 shares held where Dividend
Withholding Tax applies and for every 226.627370 shares held where the
Dividend
Withholding Tax does not apply.

The issue price will be Euro12.237878 per ordinary share to shareholders
on the
register at the close of business on 19 May 2006 who held the required
minimum
number of shares.

25 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

DIVBBGDURDDGGLU


ANGLO
IRISH
BANK

Regulatory News Announcement

Anglo Irish Bank - Document Availability

RNS Number:3260E
Anglo Irish Bank Corp PLC
09 June 2006

DOCUMENT AVAILABILITY

Anglo Irish Bank Corporation plc

- Scrip Dividend Election Offer Form.

A copy of the above document issued by Anglo Irish Bank Corporation plc is being
submitted to the Irish Stock Exchange and the UK Listing Authority, and will
shortly be available for inspection at the following locations:

1. Company Announcements Office
   Irish Stock Exchange
   28 Anglesea Street
   Dublin 2
   Ireland

   Tel: + 353 1 6174200

2. Financial Services Authority
   25 The North Colonnade
   Canary Wharf
   London E14 5HS
   United Kingdom

   Tel: + 44 207 066 1000

Bernard Daly
Group Company Secretary

Anglo Irish Bank Corporation plc

Tel: +353 1 6162561

Date: 9th June 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCGGGGVLLGGVZG

Close window